Exhibit (a)(1)

                                                                January 14, 2000


To:               McNeil Real Estate Fund XX Investors

From:             MacKenzie Patterson, Inc.

Re:               Tender Offer by Bond Purchase, LLC

Dear Fellow Investor:

MacKenzie Patterson, Inc. and its affiliates currently own approximately 6% of the outstanding units of McNeil Real Estate Fund XX. We believe that our interests are aligned with you as investors. We would like to see the partnership liquidated, or our units purchased, at the highest possible price and in the shortest time period. We believe that investors have been more than patient with management and that it is time to close this investment down, but we don't think liquidation at just any price is justified.

McNeil currently has an offer to liquidate the partnership for a final distribution of approximately $92 per unit conditioned upon a majority approval of the limited partners to liquidate. Bond Purchase, LLC has made an offer to purchase 100% of the outstanding units for a firm price of $100 per unit, conditioned upon receiving tender of at least 25% of the Units and defeat of the current McNeil/Whitehall proposal.

It is very clear to us as investors that the Bond Purchase offer is superior for several reasons. First, the Bond offer is at a price approximately 8.7% higher than the McNeil proposal. Second, choosing liquidation as proposed by McNeil forces ALL investors to liquidate, even those who would oppose a sale at either of these prices. Third, investors who choose to hold their investment for economic or tax reasons would have the option of doing so if the Bond Purchase offer prevails, simply by not tendering their units, but will be forced to liquidate if the McNeil/Whitehall proposal succeeds. Fourth, we believe the questions raised by McNeil as to whether Bond has the financial means to complete its obligations are unwarranted: Bond has disclosed that it placed the necessary capital in an escrow account for the sole purpose of purchasing McNeil XX units. Fifth, with either offer, investors who choose to sell their units will receive payment in either January or February.

We believe the value of McNeil XX Units is greater than $100, and so do not currently intend to tender our Units to Bond or to vote on the McNeil/Whitehall proposal, though we reserve the right to analyze future developments and change our determination. However, we strongly encourage those investors who choose to sell their Units to accept the higher Bond Purchase price of $100 per unit. Those who wish to continue their investment should take no action with respect to either the Bond offer or McNeil's Whitehall proposal.

Sincerely,

MacKenzie Patterson, Inc.